EXHIBIT 11
The following table sets forth the computation of basic and diluted earnings per share:

	(Expressed in U.S. Currency)
	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Numerator:
Net Income (loss)	$(420,116)	$(86,071)	$(1,648,504)	$137,646
Dividends on Series A preferred stock	(432)	(780)	(2,159)	(2,315)

Numerator for basic and diluted loss per share loss available to common shareholders	$(420,548)	$(86,851)	$(1,650,663)	$135,331

Denominator:
Denominator for basic loss per share-weighted average shares outstanding	12,671,613	13,820,396	13,007,012	13,817,578
Effect of dilutive securities	—	—	—	11,053
Warrants	—	—	—	43,758

Dilutive potential common shares denominator for diluted earnings (loss) per share adjusted weighter-average shares and assumed conversion	12,671,613	13,820,396	13,007,012	13,872,389

Basic income (loss) per share	$(0.03)	$(0.01)	$(0.13)	$0.01

Diluted income (loss) per share	$(0.03)	$(0.01)	$(0.13)	$0.01